Mail Stop 3561

June 13, 2008

Mr. Donald R. Chappel
Chief Financial Officer
The Williams Companies, Inc.
One Williams Center
Tulsa, OK 74172

> **Re:** **The Williams Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 1-4174**

Dear Mr. Chappel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Customers and Operation, page 15

1. We note here and in a Risk Factor that you believe that your Venezuelan assets are subject to escalating political risk. To the extent material, please quantify in your discussions the amount of assets at risk.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 42

2. We note that most of your operating expenses are captured in the line titled "Costs and operating expenses." Tell us how you considered explaining the types of expenses that are captured in this line item, either in MD&A or in your footnotes, as we believe this is useful information to your investors. Also tell us how you considered quantifying the major expenses reflected in this line item, such as product purchases, production and manufacturing expenses, depreciation and depletion, etc. for each period for which you present an income statement, as we believe this would assist your readers in better understanding the fluctuations in this line item from year to year.

3. Based on the description of your business, it appears that some of your segments provide services to third parties. Please tell us how you considered quantifying and analyzing changes in revenues from selling gas as opposed to revenues from providing gas services, as part of providing transparency into and context around your results.

4. Please tell us why you do not separately present the "costs and operating expenses" of each reportable segment within your year-over-year operating results disclosures in MD&A. In future filings, please consider presenting segment costs and operating expenses in the segment operating result tables on pages 49, 53, 58, and 63.

Gas Marketing Services, page 63

5. You disclose that you recorded a loss of $166 million during fiscal year 2007 related to certain legacy derivative natural gas contracts that you expect to assign to another party in fiscal year 2008 under an asset transfer agreement that you executed in December 2007. We further note that the legacy contract assigned in the asset transfer agreement was originally accounted for on an accrual basis under the normal purchase and normal sales exception of SFAS 133 and that you recognized the loss since you no longer consider the contract to be in the normal course of business due to the pending assignment transaction. Citing authoritative accounting guidance, where applicable, please provide us with further information regarding these legacy contracts and the assignment transaction:

    *   Tell us the nature of the legacy contracts and their key terms and provisions;

    *   Explain how you accounted for the legacy contracts at the time of and subsequent to removal of their normal purchase and normal sales designation; and

- Provide us with the key terms and provisions of the asset transfer agreement, including the consideration you received and/or relinquished. Please also explain how you recorded the assignment transaction in your financial statements. Please provide illustrative journal entries to assist in our review.

Consolidated Statement of Stockholders' Equity, page 82

6. Please tell us how you considered providing a roll forward of the number of shares of common stock and the number of shares of treasury stock that were outstanding for each period presented. Refer to Article 5-02(30) of Regulation S-X.

Notes to Consolidated Financial Statements

General

7. We assume that you do not disclose detailed information regarding your regulatory assets and liabilities due to immateriality. Please confirm that our understanding is correct and quantify for us your regulatory asset and liability balances as of December 31, 2006 and 2007.

Note 1. Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies

Gas Pipeline revenues, page 89

8. We note the discussion of your gas pipeline revenue recognition policies and have the following comments:

- We read that revenues from the transportation of gas are recognized in the period the service is provided. Please explain to us in more detail when and how you recognize this revenue, and provide a more detailed description of your policy to your investors in future filings.

- We note from the description of your gas pipeline business elsewhere in the filing that you also provide storage services. Please tell us in reasonable detail your revenue recognition policy for these storage services. Either disclose this policy in future filings, or tell us how you determined this policy did not need to be disclosed.

- We read that revenues for sales of products are recognized in the period of delivery. We assume that you are referring to the sale of natural gas that you own, and that this revenue is recognized in your Gas Pipeline segment because you used your pipelines to transport the gas to your customers. Please confirm our understanding, if true, and considering clarifying this to your readers.

9. You appear to have provided detailed revenue recognition policies for your Exploration & Production segment and your Gas Pipeline segment. Please tell us how you considered providing detailed revenue recognition policies for your remaining segments: Midstream Gas & Liquids and Gas Marketing Services. In this regard, we note that these remaining segments account for the vast majority of your total revenues, and it is unclear to us that your current disclosure for "all other revenues" has fully explained how you considered the four criteria for revenue recognition as indicated in SAB Topic 13.A.1. Alternatively, you may wish to address each of your revenue generating activities in a revenue recognition policy footnote without regard for the segment(s) containing such activity, and explain somewhere appropriate in your footnotes the revenue generating activities that are reflected in each segment. If you propose to revise your revenue recognition disclosures, please show us what such disclosures will look like.

Employee stock-based awards, page 90

10. You disclose on page 91 that the performance targets for certain performance-based restricted stock units have not been established and, therefore, expense is not currently recognized. While it appears that a grant date for these awards has not been established since the performance condition has not been defined and a mutual understanding of the award terms has not been reached, please tell us how you determined the service inception date did not precede the grant date. Please refer to paragraphs A79 through A85 of SFAS 123(R), and explain to us in reasonable detail how your accounting complies with SFAS 123(R), including whether these awards are classified as liabilities or as equity.

Note 7. Employee Benefit Plans, page 102

11. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Note 9. Property, Plant and Equipment, page 110

12. We note that your property, plant and equipment comprises approximately 64% of your total assets, and given the significance of this asset, we believe you should provide the disclosures indicated by paragraph 5 of APB 12 at a reasonable level of detail. Please tell us how you considered presenting your gross balances of property, plant and equipment within this footnote using the same categories presented on page 86 in your discussion of depreciation rates and estimated useful lives, including separately presenting regulated and non-regulated assets, as we believe this would provide useful information to your investors.

13. Based on your current disclosures, it is unclear to us how you considered the reconciliation required by paragraph 22(c.) of SFAS 143. Please explain this to us, or disclose this reconciliation in future filings.

Note 14. Financial Instruments, Derivatives, Guarantees and Concentration of Credit Risk

14. We note from your disclosures here and in Note 1 that certain of your energy derivatives do not qualify for or do not use hedge accounting under SFAS 133. Please tell us how you considered quantifying, either here or in your MD&A analysis of results, the impact on revenues for each year from marking these derivatives to market. In this regard, we believe this disclosure could be an important part of providing transparency into your revenues, particularly if the amounts generated by these derivatives vary significantly from year to year. Please also tell us how you considering quantifying the impact on each line item in your income statement for derivatives that are reported on a gross basis.

Note 15. Contingent Liabilities and Commitments, page 126

15. You disclose on page 131 that you paid the city of Redondo Beach, California approximately $57 million for back taxes and penalties and, despite the payment, you do not believe a contingent loss is probable. Please tell us if you expensed this payment and, if so, whether or not you recorded an offsetting contingent gain. Please also explain in further detail why you believe a contingent loss is not probable. If you did not expense the payment or have recorded an expense with an offsetting gain, please explain your accounting treatment and tell us how your treatment complies with GAAP.

Note 18. Subsequent Events, page 137

16. We note your disclosures here and in your subsequent March 31, 2008 Form 10-Q concerning your sale of a contractual right to a production payment on certain future international hydrocarbon production for approximately $148 million during January 2008. We further note that you obtained the rights through a business combination in fiscal year 2001. Since you have recognized all proceeds

received from this sale as income, please clarify why it appears that these rights had no carrying value in your December 31, 2007 balance sheet. If you did not separately recognize the rights in your original purchase price allocation, please clarify why the rights did not meet the criteria for separate recognition of intangible assets discussed in paragraphs 39 and A10-A14 of SFAS 141, and provide us with any other relevant information to help us better understand your accounting for these transactions.

***

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume, Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, (202)

551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director